September 9, 2019

Michael Perry
Chief Executive Officer
Avita Medical Limited
Level 7, 330 Collins Street
Melbourne VIC 3000 Australia

       Re: Avita Medical Limited
           Amendment No. 1 to Draft Registration Statement on Form 20-F Submitted August 23, 2019
           CIK No. 0001762303

Dear Dr. Perry:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 15, 2019 letter.

Draft Registration Statement on Form 20-F

We have limited experience manufacturing..., page 9

1. We note your response to prior comment 3. However, it remains unclear how investors can evaluate the magnitude of the risk represented by your disclosure, "[i]f...the facilities of our third-party contract manufacturers, suffers damage, or a force majeure event, this could materially impact our ability to operate" if you do not identify the relevant manufactures. Please advise or revise.
 Michael Perry
FirstName LastNameMichael Perry
Avita Medical Limited
Comapany 9, 2019
September NameAvita Medical Limited
September 9, 2019 Page 2
Page 2
FirstName LastName
Additional RECELL Clinical Results in Severe Burns, page 29

2. Please address prior comment 4 as it applies to the last sentence of the first paragraph of this section.
Research and Development, page 35

3. We note your response to prior comment 6. To the extent that you rely on third parties'
         expertise, personnel, testing facilities or their transferring to you any intellectual property rights associated with their efforts, please include risk factor disclosure as appropriate.
FDA and International Regulation, page 38

4. We note your revisions in response to prior comment 8. Please clarify whether applicable laws and regulations permitted you to fill purchase requests in the EU during any periods of non-conformity.
Environmental, Health and Safety Matters, page 40

5. We note your response to prior comment 7. Please clarify why laws, regulations and permits could require expenditures for compliance or remediation and why you may be identified as a potential responsible party as mentioned on page 40. It is unclear from your existing disclosure whether you are aware of violations or deficiencies.
Research and Development Tax Incentive, page 44

6. Please include the substance of your response to prior comment 9 in an appropriate location.
Management's Discussion and Analysis of Results of Operations, page 44

7. It is unclear where your revised disclosure addresses the issues mentioned in prior comment 10 and the last sentence of prior comment 12. Please advise or revise.
8. Please revise to include the substance of the first two sentences of your response to prior comment 11 in an appropriate location.
Liquidity and Capital Resources, page 47

9. We note the disclosure you added in response to prior comment 13. If the uncertainties described in your response to prior comment 9 are reasonably likely to have a material effect on your liquidity or capital resources, please include appropriate disclosure.
Compensation, page 53

10. We note your response to the first sentence of prior comment 15; however, Item 6.B of
         Form 20-F requires disclosure for your last full financial year. Please revise as
 Michael Perry
Avita Medical Limited
September 9, 2019
Page 3
       appropriate. Also please clarify why, in many cases, the sum of the percentages for compensation related to performance and compensation not related to performance disclosed in the table on page 58 is less than 100%.
Related Party Transactions, page 66

11. It is unclear where your revisions in response to prior comment 20 describe the services provided for the consultancy fees mentioned in this section. Please revise or advise.
Specific powers of Directors, page 71

12. We note your revised disclosure in response to prior comment 2. Please clarify the meaning of the directors ability to "charge" "all or any of its available capital." If any of the company's capital would not be considered fully paid or non-assessable, please include appropriate risk factor disclosure.
Jury Trial Waiver, page 89

13. As requested by our prior comment 22, please revise this section to state clearly that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.
Exhibits

14. Please expand your response to prior comment 23 to provide us your analysis of why you need not file any leases.
        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Legal Branch Chief, at (202) 551-3617 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Perry
                                                             Division of
Corporation Finance
Comapany NameAvita Medical Limited
                                                             Office of
Electronics and Machinery
September 9, 2019 Page 3
cc:       Christopher H. Cunningham, Esq.
FirstName LastName